Exhibit 99.1

New Gold Announces Closing of Previously Announced Sale of the Blackwater Project to Artemis Gold
(All dollar figures are in Canadian dollars unless otherwise indicated)
Toronto, Ontario (August 24, 2020) – New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) today reports that it has closed the previously announced sale of the Blackwater Project (the "Transaction") to Artemis Gold Inc. ("Artemis") for consideration comprised of:
●	Total cash consideration of $190 million comprised of an initial cash payment of $140 million and $50 million in cash payable on August 21, 2021;
●
A gold stream on 8% of gold produced from the Blackwater Project, reducing to 4% of gold production once approximately 280,000 ounces of gold have been delivered to New Gold. The stream is subject to a transfer price equal to 35% of the spot gold price;

●	7,407,407 Artemis common shares having a current aggregate value of $34.4 million based on the closing price of the Artemis common shares on the TSX Venture Exchange on August 21, 2020.

“The divestment of the Blackwater Project completes another key transaction for New Gold that allows us to retain exposure to Blackwater through the gold stream and our equity position in Artemis. We believe that Artemis is the best positioned team to advance the project for the benefit of all stakeholders, including the host communities and partners. We look forward to participating in the future success of Blackwater and wish the team well.” stated Renaud Adams, CEO. “This transaction, along with the US$300 million partnership with Ontario Teachers' Pension Plan as well as the recent restructuring of our balance sheet through the US$400 million bond offering that funded the redemption of the 2022 senior notes provides us with additional liquidity and financial flexibility as we transition to the next phase of our growth plan.”
About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines. The Company also holds an 8% gold stream on the Artemis Gold Blackwater project located in British Columbia and a 6% equity stake in Artemis. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation).  New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.
For further information, please contact:
Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324 6003
Email: anne.day@newgold.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release are “forward-looking”. All statements in this press release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates” “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward looking statements in this press release include the obligation of Artemis to pay $50 million to New Gold on August 21, 2021.

All forward-looking statements in this press release are based on the opinions and expectations of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in New Gold’s latest annual and quarterly management's discussion and analysis (“MD&A”), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: the “Risk Factors” included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

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